Press Release - Jade Financial Corp.

Feasterville, PA, February 14, 2001 - Jade Financial Corp. (Nasdaq: PSBI), the holding company for IGA Federal Savings Bank, announced today that it will take a one-time after tax charge of $1.5 million against earnings for the year ended December 31, 2000 to account for the write-off of its investment in BankZip.com, an aggregator of Internet banking services.
Jade Financial Corp. recently announced a merger with PSB Bancorp, Inc. (Nasdaq: PSBI), who was also an investor in BankZip.com and is expected to announce a similar write-off of its investment in BankZip.com.